Exhibit 4.2

WHITE & CASE

Dated 28 Nov 2023

Creditor Settlement Support Loan Agreement

between

Konkola Copper Mines plc

as Borrower

and

Vedanta Resources Holdings Limited

as Lender

White & Case SA

Katherine Towers, 1st Floor

I Park Lane, Wierda Valley

Sandton, Johannesburg, 2196

Republic of South Africa

(i)

This Agreement is made on __________ 2023

Between:

(1)	Konkola Copper Mines PLC, a company incorporated in Zambia (company registration number 119990043628), whose registered office is at Stand M/1408 Fern Avenue, Chingola, Zambia and which is in provisional liquidation, as borrower, (the “Borrower”); and

(2)	Vedanta Resources Holdings Limited, a company incorporated in England and Wales (registered number: 4761147), whose registered address is at 13th Floor, One Angel Court, London, EC2R 7HJ, England, as lender, (the “Lender”).

WHEREAS:

(A)	the Parties, will, contemporaneously herewith, enter into an implementation agreement with, inter alios, the Government of the Republic of Zambia (“GRZ”) and ZCGM Investments Holdings PLC (“ZCCM”) (the “Implementation Agreement”) in terms of which, the parties thereto have agreed to effect and implement certain transactions which include the advance by the Lender of the Commitment in respect of the Creditor Settlement Support Commitment, the Community Support Commitment, the Capital Expenditures Support Commitment and the Once-Off Employee Bonus Amount; and

(B)	the Parties wish to enter into this Agreement to set out the terms under which the Commitment will be advanced by the Lender to the Borrower.

It is agreed as follows:

1.	Definitions and Interpretation

1.1	Definitions

In this Agreement:

“Agreement” means this creditor settlement support loan agreement and all annexures attached hereto.

“Applicable Law” means any and all:

(a)	legislation (including statutes, statutory instruments, treaties, regulations, orders, directives, ordinances, by-laws, decrees), subordinate legislation and common law;

(b)	principles, rules, guidance, policy statements, directions, codes or conditions issued by GRZ, which in each case are binding or having the force of law; and

(c)	judgments, resolutions, decisions, orders, notices or demands of any competent Government Authority, which in each case are binding or having the force of law,

and in each case to the extent that they apply to the person or circumstance in question in any jurisdiction.

“Business Day” means a day on which commercial banks are open for business in Mumbai, London, and Lusaka and (in relation to the fixing, of ah interest rate) a day which is a US Government Securities Business Day.

“Commitment” means an amount equal to US’D 250,000,000 (two hundred and fifty million United States Dollars).

“Escrow Agreement” means the escrow agreement entered into between, amongst others, the Borrower, the Lender and the Escrow Agent dated__________________________.

“Event of Default” means any event or circumstance specified as such in Clause 11 (Events of Default).

“Extended Long Stop Date” has the meaning set forth in Clause 5.2 (Condition Precedent).

“Facility” means the creditor settlement support facility described in Clause 2 (The Facility).

“Government Authority” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority having jurisdiction with respect to any specified person, including any securities regulatory authorities or stock exchange, or any quasi-governmental or private body exercising regulatory or other governmental or quasi-government authority or function.

“Interest Period” shall mean with respect to any Loan a period of three Months commencing on and from the Utilisation Date.

“Loan” means the loan advanced in respect of the Facility.

“Margin” means seven per cent. (7.00%) per annum.

“Outstandings” means, at any time, the aggregate of all amounts of loan principal and accrued interest outstanding in respect of the Facility.

“Party” means a party to this Agreement and collectively, the “Parties”

“Quotation Day” means, in relation to any period for which an interest rate is to be determined, two US Government Securities Business Days before the first day of that period (and if quotations would normally be given on more than one day, the Quotation Day will be the last of those days).

“Reference Rate” means, in relation to the Loan, the applicable SOFR as at (he Specified Time for such Interest Period and for a period equal in length to the Interest Period of the Loan and, if that rate is less than zero, then the Reference Rate shall be deemed to be zero.

“Shareholders Agreement” means the agreement titled “2023 Shareholders Agreement relating to Konkola Copper Mines Plc” concluded on or about the date of this Agreement between. GRZ, ZCCM, Vedanta Resources Holdings Limited, the Lender and the Borrower (each as defined therein).

“SOFR” means; for any day, the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or any other person that takes over the administration of that rate) published (before any correction, recalculation or republication by the administrator) by the Federal Reserve Bank of New York (or any other person that takes over the publication of that rate).

“Specified Time” means 11:00 a.m., Lusaka time, on the Quotation Day.

“Tax Authority” means any Government Authority that is legally competent to impose and collect Tax in Zambia on behalf of GRZ including any applicable governmental authority, government department, statutory body, municipality, Town Council, Local. Council, or any local, provincial or agency, body or official anywhere in Zambia.

“Taxes” means any form of income tax, withholding tax, value added tax, property transfer tax, mineral royalty, professional tax, custom duty, excise duty, other advance tax, other tax, other duty, tariff, levy, charge, lee,, contribution, basis for assessing taxes (including the rates, of, or periods for, depreciation of assets for tax assessment purposes) other withholding or impost of whatever nature (including any related fine, penalty, surcharge or interest) imposed, collected or assessed by, or payable to, a. Tax Authority.

2

“US Government Securities Business Day” means any day other than:

(a)	a Saturday or a Sunday; and

(b)	a day on which the Securities Industry and Financial Markets Association (or any successor organisation) recommends that the fixed income departments of its members be closed for the entire day for the purposes of trading in US Government securities.

“Utilisation” means the utilisation of the Facility.

“Utilisation Date” means the date upon which the Facility is advanced to the Borrower as contemplated by the Escrow Agreement.

1.2	Construction

(a)	Unless a contrary indication appears, any reference in this Agreement to:

(i)	the “Lender”, the “Borrower” or any “Party” shall be construed so as to include its successors in title, permitted assigns and permitted transferees to, or of, its rights and/or obligations under this Agreement;

(ii)	“assets” includes present and future properties, revenues and rights of every description;

(iii)	any “rights” in respect of an asset include all amounts and proceeds paid or payable, all rights to make any demand or claim, and all powers, remedies, causes of action, security, guarantees and indemnities, in each case, in respect of or derived from that asset:

(iv)	“include”, “includes” and “including” will be construed without limitation:

(v)	a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium, partnership or other entity (whether or hot having separate legal personality);

(vi)	a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation;

(vii)	a provision of law is a reference to that provision as amended or re-enacted from time to time; and

(viii)	a time of day is a reference to Lusaka time.

(b)	Section, Clause and Schedule headings are for ease of reference only.

(c)	In this Agreement unless the context dictates otherwise, capitalised words which are used in this Agreement but not defined herein shall have the meaning given thereto in the Implementation Agreement.

1.3	Currency Symbols and Definitions

“USD” and “United States Dollars” denote the lawful currency of the United States of America.

1.4	Third Party Rights

A person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this Agreement.

3

2.	The Facility

Subject to the terms of this Agreement, the Implementation Agreement and the Shareholders Agreement, the Lender makes available to the Borrower a USD creditor settlement support loan in an amount equal to the Commitment.

3.	Purpose

3.1	The Borrower shall apply all amounts borrowed by it under this Agreement towards discharging the amounts payable pursuant to the Proposed (Creditor Scheme of Arrangement.

3.2	The Lender is not bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4.	Signing Deliverables

4.1	By entering into this. Agreement, each Party confirms to the other Party, that the requirements as set out in Clauses 4.2 and 4.3 have been satisfied in form and substance acceptable to it on the date of this Agreement.

4.2	The Borrower shall provide to the Lender a copy of the resolution of the board of directors of the Borrower:

(a)	approving the terms of, and the transactions contemplated by this Agreement, and resolving that it execute this Agreement;

(b)	authorising a specified person or persons to execute this Agreement; and

(c)	authorising a specified person or persons on its behalf, to sign and/or despatch all. documents and notices to be signed and/or despatched by it under this Agreement

4.3	The Lender shall provide to the Borrower a copy of the resolution of the board of directors of the Lender:

(a)	approving the terms of, and the transactions contemplated by this Agreement and resolving that it execute this Agreement:

(b)	authorising a specified person or persons to execute this Agreement; and

(c)	authorising a specified person or persons on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under this Agreement.

4.4	The conditions specified in this Clause 4 are inserted for the benefit of both Parties. Either Party may waive them, in whole or in part and with or without conditions, without prejudicing the Lender’s right to require subsequent fulfilment of such conditions.

5.	Condition Precedent

5.1	Save for Clause 1 (Definitions and Interpretation), Clause 4 (Signing Deliverables), this Clause 5 and Clauses 13 (Notices) to 21 (Arbitration) (inclusive) all of which will become effective immediately, this Agreement is subject to the fulfilment of the condition precedent (the “Condition Precedent”) that on or before the Board Reinstatement Long Stop Date, Step 4 of the Implementation Agreement shall have been implemented (as set forth in clause 4.4 of the Implementation Agreement) and on such date, no Event of Default as set out in Clause 11.4 (Expropriation) has occurred and is continuing.

5.2	If the Condition Precedent has not been satisfied to the Lender’s satisfaction on or before the expiry of the Board Reinstatement Long Stop Date or such later date as agreed to: in writing between the Parties (such date, the “Extended Long Stop Date”), then on or after thirty (30) days from the expiry of the. Board Reinstatement Long Stop Date or the Extended Long Stop. Date (as applicable), this Agreement may be cancelled and terminated at the election of either Party by written notice to the other, and in such event, no Party shall have any obligation or liability in relation to this Agreement whatsoever.

4

5.3	It is agreed that in the event that the Implementation Agreement is terminated prior to the Utilisation of the Facility, this Agreement shall automatically terminate without any further action required from either Party.

6.	Utilisation

The Facility will be made available to the Borrower in full by the Escrow Agent releasing the funds to the Borrower, in accordance with the terms of the Escrow Agreement and the Implementation Agreement. The advance of the funds, as contemplated in this Clause 6, shall be deemed to constitute a Utilisation of the Facility.

7.	Repayment

7.1	The Borrower shall only repay the Outstandings in amounts and on the basis determined in accordance with clause 11.2 and/or clause 16.7 of the Shareholders Agreement.

7.2	Subject at all times to the provisions of clause 11.2 and/or clause 16.7 of the Shareholders Agreement, and for the avoidance of doubt subject to the priority of payments contemplated by the Cashflow Waterfall (as defined in the Shareholders Agreement) as set out at clause 16.7.2 of the Shareholders Agreement, the Borrower shall repay all Outstandings in full on the date falling five (5) years from the date of this Agreement (the “Final. Maturity Date”), provided that if there are insufficient funds available in accordance with the Cashflow Waterfall to repay all Outstandings in full as at the Final Maturity Date, the Final Maturity Date shall be automatically extended on each anniversary of the Final Maturity Date for one year until such time as the Borrower has repaid all Outstandings in full in accordance with the Cashflow Waterfall.

8.	Interest

8.1	The Borrower shall pay accrued interest on the Loan in accordance with Clause 7 (Repayment). The rate of interest on the unpaid principal amount of the Loan, together with accrued but unpaid interest, for the period from and including the Utilisation Date to but excluding the date such Loan, together with accrued but unpaid interest, is repaid in full, shall, be at a rate per annum for each Interest Period relating thereto equal to the lower of:

(a)	the sum of:

(i)	the Reference Rate; plus

(ii)	the Margin; or

(b)	the Lender’s Cost of Funding.

5

8.2	From the date falling 36 months after the Utilisation Date, the interest rate calculated in accordance with Clause 8.1(a) above shall be reduced by zero point five per cent. (0.5%) per annum, such reduction to incrementally increase by zero point five per cent. (0.5%) per annum on each subsequent anniversary of the Utilisation Date thereafter, until such time that the interest rate is equal to the lower of: (i) seven per cent. (7.0%); and (ii) the Lender’s Cost of Funding at such point in time.

Period	Interest Rate
Utilisation Date to the date falling 36 months after the Utilisation Date	Sum of (i) the Reference Rate plus (ii) the Margin
36 months to 48 months from the Utilisation Date	Sum of (i) the Reference Rate plus (ii) the Margin; minus 0.5%
48 months to 60 months from the Utilisation Date	Sum of (i) the Reference Rate plus (ii) the Margin; minus 1.0%
60 months to 72 months from the Utilisation Date (and so on)	Sum of (i) the Reference Rate plus (ii) the Margin; minus 1.5% (and so on)

8.3	The Lender shall annually share with ZCCM a calculation (subject to any confidentiality provisions, together With reasonable supporting evidence and documents) of its cost of funding in relation to financing its participation in the Loan and for such purposes its cost of funding shall be that which expresses as a percentage rate per annum, as the cost to the Lender of funding its participation in the Loan from where the Lender has or could have reasonably borrowed funds, or if not available, from whatever source it may reasonably’ specify, for a period equal in length to the relevant Interest Period (the “Lender’s Cost of Funding”).

8.4	For the avoidance of doubt, accrued but unpaid interest shall not capitalise and/or be compounded and no premium, penalty or fee, shall apply in respect of any payment of principal or interest or other amount under this Agreement,

9.	Withholding Tax

9.1	The Borrower shall make all payments to be made by it without any deduction or withholding for or on account of any Taxes (a “Tax Deduction”) unless a Tax Deduction is required by Applicable Law. if a Tax Deduction is required by Applicable Law to be made by the Borrower, the amount of the payment due from the Borrower shall be increased to an amount which after making any Tax Deduction, leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

10.	Warranties

The Borrower makes the warranties set out in this Clause 10 to the Lender on the date of this Agreement.

10.1	Status

(a)	It is a limited liability corporation, duly incorporated and validly existing under its jurisdiction of incorporation.

(b)	It has the power to own its assets and carry on its business as it is being conducted.

10.2	Binding Obligations

The obligations expressed to be assumed by it in this Agreement are legal, valid, binding and enforceable obligations.

6

10.3	Power and Authority

It has the power to lawfully enter into, perform and deliver, and has taken all necessary action to authorise its performance and delivery of, this Agreement and the transactions contemplated by this Agreement.

10.4	Authorisations

Solely in the event of a change of Applicable Law in Zambia that requires the Borrower to obtain further authorisations to enable it to enter into, exercise its rights and comply with its obligations in this Agreement and to make it admissible in Zambia, any such authorisations are in full force and effect.

11.	Events of Default

Each of the events or circumstances set out in this Clause 11 for so long as such event or circumstance is continuing (save for Clause 11.5 (Acceleration)) is an Event of Default.

11.1	Non-Payment

The Borrower fails to pay any sum due under this Agreement when due and such failure was caused directly by either GRZ or ZCCM breaching any of the provisions of the Shareholders Agreement or the Implementation Agreement.

11.2	Insolvency

At any time after the completion of Step 5 of the Implementation Agreement:

(a)	The Borrower (i) is unable or admits inability to pay its debts as they fall due: (ii) suspends making payments on any of its debts; or(iii) by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors (excluding the Lender in its capacity as such) with a view to rescheduling any of its indebtedness.

(b)	The value of the assets of the Borrower is less than its liabilities (taking into account contingent and prospective liabilities’).

(c)	A moratorium is declared in respect of any indebtedness of the Borrower.

11.3	Insolvency Proceedings

Any corporate action, legal proceedings or other procedure or step is taken in relation to:

(a)	the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of the Borrower, save with the prior written consent of the Lender:

(b)	a composition, compromise, assignment or arrangement with any creditor of the Borrower;

(c)	the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of the Borrower; or

(d)	enforcement of any encumbrance over any assets of the Borrower, save with the prior written consent of the Lender,

7

or any analogous procedure or step is taken in any jurisdiction.

This Clause 11.3 shall not apply to any winding-up petition that is frivolous or vexatious and is discharged, stayed or dismissed within ten (10) days of commencement.

11.4	Expropriation

The authority or ability of the Borrower to conduct its business is limited or wholly or substantially curtailed by any seizure, expropriation, nationalisation, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person in relation to the Borrower or any of its assets.

11.5	Acceleration

On and at any time after the occurrence of an Event of Default that is continuing and following the expiration of any applicable grace period, the Lender may by notice to the Borrower:

(a)	cancel all or any part of the Loan whereupon all or any such part of the Loan shall immediately be cancelled;

(b)	declare that all or part of the Loan, together with accrued interest, and all other amounts accrued or outstanding under this Agreement be immediately due and payable, whereupon they shall become immediately due and payable;

(c)	exercise any or all of its rights, remedies, powers or discretions under this Agreement; and/or

(d)	declare that all or part of the Loan be payable on demand, whereupon such amount(s) shall immediately become payable on demand by the Lender.

12.	Changes to the Parties

Except as expressly permitted by and subject to the Shareholders Agreement, no Party may assign any or all of its rights and/or obligations under this Agreement to another person without the prior written consent of the other Party.

13.	Notices

13.1	Communications in Writing

Any notice or other communication under or in connection with this Agreement shall be in writing or sent by first class post pre-paid recorded delivery (or air mail if overseas) or by facsimile, or by email, to the Party due to receive the notice or communication.

13.2	Addresses

The physical address, fax number and email address (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Agreement is:

(a)	in the case of the Borrower:

Address:	Private Bag KCM (C) 2000. Stand M/1408, Fern Avenue, Chingola, Zambia
Attention :	Company Secretary
Fax number :	+260 2 351357
E-mail :	MaxwelLMainsa@kcm.co.zm

8

(b)	in the case of the Lender:

Address :	13th Floor, One Angel Court. London. EC2R 7HJ. England
Attention :	Deepak Kumar
Fax number :	+44 20 7629 7426
Email :	dk@vcdantaresources.com

With a copy to:

Bowman Gilfillan Inc.

Address :	PO Box 785812, Sandton, 2146. Johannesburg, South Africa
Attention :	Charles Young and Jason Wilkinson
Email :	charles.young@bowmanslaw.com and jason.wilkinson@bowmanslaw.com

and

Muienga Mundashi

Address :	Plot 11058 Zimbabwe House, Haile Selassie Avenue, Long Acres, Lusaka. Zambia
Attention :	Michael M. Mundashi S.C.
Email :	mmundashi@mmp.co.zm

or any substitute address or department or officer as the Party may notify to the other Party by not less than 5 (five) Business Days’ notice.

13.3	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with this Agreement will only be effective:

(i)	if delivered personally, when left at the address referred to in Clause 13.2 above;

(ii)	if by way of email, on the Business Day immediately following the day on which the relevant email was sent;

(iii)	if by way of facsimile, on completion of its transmission; or

(iv)	if by way of air mail, 10 (ten) Business Days after being posted;

and, if a particular department or officer is specified as part of its address details provided under Clause. 13.2 (Addresses), if addressed to that department or officer.

(b)	Any communication or document which becomes effective, in accordance with paragraph (a) above, after 5:00 p.m. in the place of receipt shall be deemed only to become effective on the following day.

14.	Partial Invalidity

If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

9

15.	Confidential Information

The Parties agree to maintain the provisions of this Agreement, all information delivered under this Agreement and the details of their negotiations leading up to the conclusion of this Agreement as confidential, provided that this Clause shall not apply to any information that is in the public domain, other than through a breach of the provisions of this Clause.

16.	Counterparts

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

17.	Amendments and Waivers

No amendment or waiver of this Agreement shall be of any force or effect unless in writing and signed by or on behalf of the Borrower and the Lender.

18.	Entire Agreement

This Agreement and the Shareholders Agreement constitute the sole record of the agreement between the Parties in regard to the subject matter thereof.

19.	No Implied Terms

No Party shall be bound by any express or implied term, representation, warranty, promise or the like, not recorded in this Agreement in regard to the subject matter thereof.

20.	Governing Law

This. Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

21.	Arbitration

21.1	In respect of any dispute or claim arising out of or in connection with this Agreement or its subject matter or formation, including any question regarding the existence, scope, breach, termination or validity of this Agreement (a “Dispute”), the Parties hereby consent to submit any Dispute to be resolved by arbitration in accordance with the UNCITRAL Arbitration Rules (the “Rules”) as in force and effect at. that time, save as modified by the provisions of this Clause 21. The tribunal shall consist of a sole arbitrator (the “Tribunal”) and the appointing authority shall be the Secretary General of the Permanent Court of Arbitration at the Hague. The place of arbitration shall be Johannesburg and the language of the arbitration shall be English.

21.2	The Tribunal shall be instructed time is of the essence in proceeding with its determination on any Dispute, and unless otherwise agreed by the Parties, the decision of the Tribunal shall be rendered within thirty (30) days of the conclusion of the final hearing of the Dispute. The decision of the Tribunal shall be in writing and reasons for the decision shall be given.

21.3	An award in proceedings under the Rules shall be final and binding on the parties and judgement thereon may be entered in any court haying jurisdiction for the purpose of enforcing the award. The Parties undertake to keep strictly confidential the content of the Arbitral Proceedings and any arbitral award made in such proceedings.

21.4	Where a Dispute has been referred for settlement by arbitration in accordance with the Rules, then the Parties shall not be entitled to exercise any rights or election arising in consequence of any alleged default by a Party arising out of the subject mailer of the Dispute until the relevant part of the Dispute has been resolved by an award of the Tribunal.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

10

The Borrower

Konkola Copper Mines PLC

Signed at on this the	}
6th day of DECEMBER 2023

Signatory

11

The Lender

Vedanta Resources Holdings Limited

Signed at on this the	}
28th day of NOVEMBER 2023

Signatory
Authorised signatory obo URHL

12